SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 4 paragraph 1 and paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the "Takeover Decree"). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum.

The offer described in this announcement will be made for the ordinary shares of Koninklijke KPN N.V., a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. The offer will be made in the United States in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subject to the exemptions provided by Rule 14d-1(d) under the U.S. Exchange Act and otherwise in accordance with the requirements of Dutch law. Accordingly, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments, that are different from those applicable under U.S. domestic tender offer procedures and laws.

To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V. and its affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V. or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V., that are the subject of the offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities. For purposes of this press release any reference to América Móvil shall where appropriate include Carso Telecom B.V., the affiliate designated by América Móvil to make the Intended Offer (as defined below). Any reference in this press release to a "voluntary public offer" and "voluntary tender offer" shall be construed as references to a full offer (volledig bod) as referred to in Section 1 paragraph b of the Takeover Decree.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer.

“América Móvil to support sale of E-Plus at improved terms”

Mexico City, Mexico, August 26, 2013 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that Telefónica S.A. (“Telefónica”) and Telefónica Deutschland Holdings AG (“Telefónica Deutschland”) have agreed to improve the terms and conditions offered to Koninklijke KPN N.V. ("KPN") for the sale of 100% of E-Plus to Telefónica Deutschland (the “E-Plus Transaction”). As part of the improved terms, KPN will receive Euro 5.0 billion in cash and a 20.5% stake in Telefónica Deutschland post transaction, for a total transaction value of Euro 8,550 million compared to the previous announced value of Euro 8,100 million. These terms have been approved by the unanimous vote of the Supervisory Board and Board of Management of KPN and by the boards of Telefónica and Telefónica Deutschland.

For its part, América Móvil has agreed with Telefónica to vote in favour of the E-Plus Transaction at the improved terms at the extraordinary general meeting of shareholders of KPN convened for such purpose. As of this date, América Móvil holds (directly and indirectly) approximately 29.77% of all issued and outstanding ordinary shares in the capital of KPN.

AMX Intended Offer

América Móvil remains committed to its announced plans and intentions to make (directly or through a wholly owned subsidiary) a voluntary public offer in cash for all issued and outstanding ordinary shares in the capital of KPN at an offer price of EUR 2.40 per share.

AMX Rationale

América Móvil believes that by acquiring a majority stake in KPN, both companies can benefit from greater operational co-operation and co-ordination facilitating the realization of further synergies, including in areas such as procurement, technology, marketing and operational excellence. Also, by achieving majority ownership, AMX believes it will be able to support KPN to a greater extent with its investment plans in a rapidly changing European environment.

América Móvil’s historical success in the countries in which it operates has been founded on long term investments in infrastructure and providing innovative services to its customers. América Móvil believes both KPN and América Móvil can benefit from each other's long-term experience in the sector and their respective markets.

Through its extensive international footprint, including operations in countries such as México, Brasil and the United States of America, América Móvil recognizes the importance of local expertise in each relevant market and strong constructive relationships with goverments of the countries in which it operates. Management and employees with such local experience and relationships are hence important for the achievement of KPN’s future success.

América Móvil recently explained its intended offer to KPN representatives. América Móvil is open to continue discussions with KPN´s Supervisory Board and Board of Management regarding the potential terms of a constructive long-term relationship. AMX intends to initiate a dialogue with relevant authorities.

Consequences of the Offer

América Móvil intends to respect the identity of KPN and more particularly: (i) to retain the KPN headquarters in The Hague, The Netherlands; (ii) to KPN continuing to offer services under the KPN brands and (iii) to continue to investigate expansion investments that will differentiate KPN as a leading telecom service provider in its home markets.

Unless a significant majority of shareholders accept the offer, leading to América Móvil having a resulting shareholding in KPN of 95% or more, América Móvil expects KPN to maintain its listing on Euronext Amsterdam. In this context, América Móvil believes that KPN must continue to have proper corporate governance rules customary for public companies, including adequate minority shareholder protection.

Under the proposed transaction, KPN can focus on executing its business plans, positioning itself as a leader in all areas of its operations and providing outstanding services to its customers today and in the future, all backed by the operational experience of América Móvil.

About América Móvil

América Móvil is the leading provider of telecommunication services in Latin America. As of June 30, 2013, it had approximately 262 million wireless subscribers and approximately 67 million fixed revenue generating units in the Americas.

**********

Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact